UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*  1

La Jolla Pharmaceutical Company
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

503459307
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Due to a clerical error, the amendment Schedule 13G filed on February 14, 2012 (the "Previous Filing") failed to include the number of preferred shares that were eligible to be converted by the Reporting Persons into common shares within 60 days of December 31, 2011 and was mistakenly filed as an "Exit Filing".  This amendment Schedule 13G (the "Filing") is being filed by the Reporting Person to report the correct number of preferred shares eligible to be converted into common shares as of December 31, 2011.  The Filing is not being made to report any change in the actual amount of the shares of the Issuer beneficially owned by any Reporting Person making the Filing – the total shares of the Issuer beneficially owned by the Reporting Persons has not changed since the Previous Filing and the Reporting Persons continue to have a filing obligation.

CUSIP No.	503459307

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

RTW Investments, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,791,667

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,791,667

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,791,667

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	503459307

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

RTW Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,791,667

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,791,667

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,791,667

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	503459307

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Roderick Wong

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,791,667

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,791,667

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,791,667

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	503459307

Item 1.	(a).	Name of Issuer:

La Jolla Pharmaceutical Company

(b).	Address of issuer's principal executive offices:

4370 La Jolla Village Drive, Suite 400 San Diego, California 92122

Item 2.	(a).	Name of person filing:

RTW Investments, LLC RTW Master Fund, Ltd. Roderick Wong

(b).	Address or principal business office or, if none, residence:

RTW Investments, LLC
1350 Avenue of the Americas, 28th Floor
New York, New York 10019

RTW Master Fund, Ltd.
c/o Goldman Sachs Administration Services
Gardenia Court, Suite 3307
45 Market Street
Camana Bay
Grand Cayman KY1-1103
Cayman Islands

Roderick Wong
c/o RTW Investments, LLC
1350 Avenue of the Americas, 28th Floor
New York, New York 10019

(c).	Citizenship:

RTW Investments, LLC – Delaware RTW Master Fund, Ltd. – Cayman Islands Roderick Wong – United States of America

(d).	Title of class of securities:

Common Stock, $0.0001 par value

(e).	CUSIP No.:

503459307

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

RTW Investments, LLC – 8,791,667 RTW Master Fund, Ltd. – 8,791,667 Roderick Wong – 8,791,667

(b)	Percent of class:

RTW Investments, LLC – 9.99% RTW Master Fund, Ltd. – 9.99% Roderick Wong – 9.99%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
RTW Investments, LLC – 0 RTW Master Fund, Ltd. – 0 Roderick Wong – 0

(ii)	Shared power to vote or to direct the vote
RTW Investments, LLC – 8,791,667 RTW Master Fund, Ltd. – 8,791,667 Roderick Wong – 8,791,667

(iii)	Sole power to dispose or to direct the disposition of
RTW Investments, LLC – 0 RTW Master Fund, Ltd. – 0 Roderick Wong – 0

(iv)	Shared power to dispose or to direct the disposition of
RTW Investments, LLC – 8,791,667 RTW Master Fund, Ltd. – 8,791,667 Roderick Wong – 8,791,667

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2012
(Date)

RTW INVESTMENTS, LLC*

By:	/s/ Roderick Wong
Name:	Roderick Wong
Title:	Managing Member

RTW MASTER FUND, LTD.

By:	/s/ Roderick Wong
Name:	Roderick Wong
Title:	Managing Member

RODERICK WONG*

By:	/s/ Roderick Wong

* The Reporting Person disclaims beneficial ownership in the common stock reported herein except to the extent of his pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated February 16, 2012 relating to the Common Stock, $0.0001 par value, of La Jolla Pharmaceutical Company shall be filed on behalf of the undersigned.

RTW INVESTMENTS, LLC

By:	/s/ Roderick Wong
Name:	Roderick Wong
Title:	Managing Member

RTW MASTER FUND, LTD.

By:	/s/ Roderick Wong
Name:	Roderick Wong
Title:	Managing Member

RODERICK WONG

By:	/s/ Roderick Wong

SK 26780 0001 1266932